PricewaterhouseCoopers LLP Chartered Accountants PricewaterhouseCoopers Place 250 Howe Street, Suite 700 Vancouver, British Columbia Canada V6C 3S7 Telephone +1 604 806 7000 Facsimile +1 604 806 7806

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this amended Annual Report on Form 40-F of Platinum Group Metals Ltd. of our report dated November 21, 2008 relating to the consolidated financial statements for the years ended August 31, 2008 and 2007 and the effectiveness of internal control over financial reporting as of August 31, 2008 which appears in the Annual Report to Shareholders.

PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia

September 10, 2009

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.